SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[Mark One]

☑ ANNUAL REPORT Pursuant to Section 15(d) 1934 For the fiscal year ended December 31, 2008.

OR

☐ TRANSITION REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Transition Period from __________ to __________ Commission File Number 0-5965.

A. Full Title of Plan:

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

B. Name of Issuer of securities held pursuant to the plan and the address of its principal executive office:

Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60603

Financial Statements and Exhibits

The following financial statements and schedules are filed as part of this annual report:

1. An audited statement of financial condition as of the end of the latest two fiscal years of The Northern Trust Company Thrift Incentive Plan.

2. An audited statement of income and changes in Plan equity for each of the latest three fiscal years of The Northern Trust Company Thrift-Incentive Plan.

Those financial statements and schedules are incorporated by reference in the Form S-8 Registration Statement under the Securities Act of 1933, The Northern Trust Company Thrift-Incentive Plan, Registration No.333-58784.

The following exhibits are being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

All other documents relating to TIP have previously been filed with the Securities and Exchange Commission in Washington, D.C. with Form S-8 Registration Statement, The Northern Trust Company Thrift-Incentive Plan, Registration No.333-58784.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Administrative Committee which is the plan administrator for TIP has caused this annual report to be signed by the undersigned thereunder duly authorized.

**THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN**

Date: June 24, 2009

By: Dawn Vannucci

Dawn Vannucci
Chairperson
Employee Benefit Administrative Committee

WASHINGTON, PITTMAN & McKEEVER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS
819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605-2184

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

Report of Independent Registered Public Accounting Firm

To The Northern Trust Company Employee Benefit Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of **THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN** as of December 31, 2008 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Plan as of and for the year ended December 31, 2007 were audited by other auditors whose report dated June 24, 2008 expressed an unqualified opinion on these statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and the changes in net assets available for benefits for the year ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as December 31, 2008 is presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Washington, Pittman & McKeever, LLC

WASHINGTON, PITTMAN & MCKEEVER, LLC

Chicago, Illinois
June 4, 2009

Report of Independent Registered Public Accounting Firm

To The Northern Trust Company Employee Benefit Administrative Committee:

We have audited the accompanying statement of net assets available for benefits of **THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN** as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Hill, Taylor LLC

HILL, TAYLOR LLC

June 24, 2008

Index to Exhibits

Exhibit No.	Description	Page No.
23.1	Consent of Independent Registered Public Accounting Firm	5
23.2	Consent of Independent Registered Public Accounting Firm	6
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 Of the Sarbanes-Oxley Act of 2002	7

Exhibit 23.1

WASHINGTON, PITTMAN & McKEEVER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS
819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605-2184

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

Consent of Independent Registered Public Accounting Firm

As an independent registered public accounting firm, we hereby consent to the incorporation of our report dated June 4, 2009 on the financial statements and supplemental schedule of The Northern Trust Company Thrift Incentive Plan as of and for the year ended December 31, 2008 into this Form 11-K and to incorporation by reference of such report and the plan annual financial statements prepared in connection therewith in Form S-8, No.333-58784, previously filed by Northern Trust Corporation.

Washington, Pittman & McKeever, LLC

WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
June 24, 2009

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

As an independent registered public accounting firm, we hereby consent to the incorporation of our report dated June 24, 2008 on the financial statements of The Northern Trust Company Thrift-Incentive Plan as of and for the year ended December 31, 2007 into this Form 11-K and to incorporation by reference of such report and the plan annual financial statements prepared in connection therewith in Form S-8, No.333-58784, previously filed by Northern Trust Corporation.

Hill, Taylor LLC

HILL, TAYLOR LLC

Chicago, Illinois
June 24, 2009

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

In connection with the Annual Report of The Northern Trust Company Thrift-Incentive Plan (the "Plan") for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dawn Vannucci, Chairperson of the Employee Benefit Administrative Committee, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Plan.

Date: June 24, 2009

By: Dawn Vannucci

Dawn Vannucci
Chairperson
Employee Benefit Administrative Committee

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2008 AND 2007

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

TABLE OF CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-14
SUPPLEMENTAL SCHEDULE:	
I. Schedule of Assets (Held at End of Year) As of December 31, 2008	16

WASHINGTON, PITTMAN & McKEEVER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS
819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605-2184

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

Report of Independent Registered Public Accounting Firm

The Northern Trust Company
Employee Benefit Administrative Committee

We have audited the accompanying statement of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan (the Plan) as of December 31, 2008 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Plan as of and for the year ended December 31, 2007 were audited by other auditors whose report dated June 24, 2008 expressed an unqualified opinion on these statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and the changes in net assets available for benefits for the year ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Washington, Pittman & McKeever, LLC
WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
June 4, 2009

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
Assets		
Investments, at fair value:		
Mutual and collective trust funds	$ 757,883,765	$ 974,976,267
Invested cash	4,672,771	7,360,350
Northern Trust Corporation common stock	467,808,840	761,651,355
Participant notes receivable	19,672,680	18,682,473
Total Investments	1,250,038,056	1,762,670,445
Receivables:		
Accrued interest and dividends receivable	2,570,288	2,823,303
Employer contribution receivable	2,322,044	9,453,492
Participant contribution receivable	1,736,386	1,703,003
Total Receivables	6,628,718	13,979,798
Total Assets	1,256,666,774	1,776,650,243
Liabilities		
Accrued administrative expenses	77,491	142,322
Net assets available for benefits at fair value	1,256,589,283	1,776,507,921
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,988,540	(1,428,553)
Net assets available for benefits	$ 1,262,577,823	$ 1,775,079,368

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Additions:		
Investment (loss) income:		
Net (depreciation) appreciation in fair value of investments	$ (503,805,868)	$ 219,439,716
Interest	4,994,068	5,587,061
Dividends	17,156,179	15,097,998
Total investment (loss) income	(481,655,621)	240,124,775
Contributions:		
Employer	25,801,577	30,281,374
Participants'	56,413,566	50,433,666
Total contributions	82,215,143	80,715,040
Total additions	(399,440,478)	320,839,815
Deductions:		
Benefits paid to participants	112,347,966	141,545,195
Administrative expenses	713,101	525,999
Total deductions	113,061,067	142,071,194
Net (decrease) increase during the year	(512,501,545)	178,768,621
Net Assets Available for Benefits:		
Beginning of year	1,775,079,368	1,596,310,747
End of year	$ 1,262,577,823	$ 1,775,079,368

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. **Plan Description**

The following is a brief description of The Northern Trust Company Thrift-Incentive Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan Sourcebook or the Plan document for more complete information.

(a) **General** – The Plan is a defined contribution plan whose purpose is to provide retirement benefits to eligible domestic employees of The Northern Trust Company (the Company) and any affiliates or subsidiaries which adopted the Plan.

The Plan is subject to applicable provisions of the Employee Retirement Income Security Act as amended (ERISA) and the Internal Revenue Code (the Code). The Plan has the following investment funds:

Northern Trust Stock Fund – This fund invests in common stock of Northern Trust Corporation.

Northern Institutional Focused Growth Portfolio-A – This actively managed fund seeks long-term capital appreciation by investing primarily in a select mix of companies believed to have favorable growth characteristics and stock market capitalization in excess of $1 billion.

Northern Institutional Bond Portfolio-A – The Northern Institutional Bond Portfolio invests in a broad range of debt instruments with intermediate or long maturity dates.

NTGI-QM Daily Collective S&P 500 Equity Index Fund – This fund seeks to provide investment results approximating the aggregate price and dividend performance of the Standard & Poor's 500 Composite Stock Price Index.

Vanguard Target Retirement Funds – These funds employ a strategic asset allocation strategy designed to provide a diversified portfolio aimed at participants retiring near each fund's target date beginning with an income fund for those ready to retire and extending in five year increments. Each fund regularly rebalances its assets so that its asset mix gradually becomes more conservative.

Dodge & Cox Stock Fund – The primary objective of this fund is to provide shareholders with an opportunity for long-term growth of principal and income by investing in a broadly diversified portfolio of common stocks. A secondary objective is to achieve reasonable current income.

Brandywine Fund – This fund seeks significant capital appreciation by investing in companies of any capitalization that provide the potential for rapid earnings growth.

1. **Plan Description (Continued)**

Northern Trust Multi-Manager Mid-Cap Fund – This fund seeks to provide long-term capital appreciation through a diversified portfolio of primarily medium market capitalization equity securities. The fund utilizes a "multi-manager" approach whereby the fund's assets are allocated to one or more Sub-Advisers, at percentages determined at the discretion of the Investment Advisers.

Morgan Stanley Institutional Small Company Growth Fund – This fund seeks to provide long-term capital appreciations by investing primarily in the equity securities of companies with market capitalizations that are within the range of the Russell 2000 Index.

Northern Institutional International Growth Portfolio – This fund seeks to provide long-term capital appreciation by investing at least 65% of its total assets in a broad mix of foreign companies.

Northern Institutional Collective Stable Asset Fund – The Stable Asset Fund seeks to provide a steady level of current income plus preservation of capital by investing in contracts with a diversified, highly rated group of insurance companies, banks and other financial institutions as well as other high quality fixed income securities.

RS Partners – This fund seeks to provide long-term growth and to increase shareholder capital over the long term by investing principally in equity securities of companies with market capitalization of up to $3 billion that are thought to be undervalued.

The Plan also maintains the Former Northern Trust Employee Stock Ownership Plan (ESOP) Fund which holds investments in common stock of Northern Trust Corporation.

Former ESOP Fund – The Former ESOP Fund holds the remaining assets of the Northern Trust Employee Stock Ownership Plan, which was merged into the Plan effective January 1, 2005. Participants are permitted to transfer some or all of their Former ESOP Fund holdings of Northern Trust Corporation stock into the Plan's other investment funds. However participants cannot make new contributions to or transfer amounts into the Former ESOP Fund.

The Plan also maintains a Dividend Pass-Through Fund for the investment of certain dividends paid on Northern Trust Corporation stock, as follow:

Northern Dividend Pass-Through Fund – This fund is used for participants who elect to receive an annual cash distribution of the dividends on Northern Trust Corporation shares in their Northern Trust Stock Fund and/or Former ESOP Fund accounts. Cash dividends paid on those shares are transferred to this fund and

1. **Plan Description (Continued)**

invested in high-grade money market instruments with short maturities through a collective short-term investment fund. Once each year, the dividends and related earnings are distributed in cash to the participants who made this election.

The number of participants in each fund at December 31, 2008 was as follows: Northern Trust Stock Fund (8,463) , Former ESOP Fund (6,201), Dodge & Cox Stock Fund (5,578), Northern Institutional International Growth Portfolio (5,445), NTGI-QM Daily Collective S&P 500 Equity Index Fund (5,272), Northern Institutional Collective Stable Asset Fund (5,054), Northern Institutional Bond Portfolio-A (4,387), Brandywine Fund (3,190), Northern Institutional Focused Growth Portfolio-A (2,982), Morgan Stanley Institutional Small Company Growth Fund (2,670), Northern Trust Multi-Manager Mid-Cap Fund (2,312), RS Partners (2,339), Participant Loan Fund (1,994), Vanguard Target Retirement Fund 2025 (673), Vanguard Target Retirement Fund 2030 (609), Vanguard Target Retirement Fund 2040 (631), Vanguard Target Retirement Fund 2035 (602), Vanguard Target Retirement Fund 2020 (561), Vanguard Target Retirement Fund 2045 (665), Vanguard Target Retirement Fund 2015 (469), Vanguard Target Retirement Fund 2010 (296), Vanguard Target Retirement Fund 2050 (270), Vanguard Target Retirement 2005 (151), and Vanguard Retirement Income Fund (234).

(b) **Plan Administration** – The Plan is administered by the Plan's Employee Benefit Administrative Committee (the Committee). As administrator of the Plan, the Committee interprets the provisions of the Plan and decides all questions arising in the administration of the Plan. The Committee may delegate any or all of its powers under the Plan.

(c) **Eligibility** – Employees can make their own contributions after receipt of their first paycheck. Participating employees are eligible for the Company match on the first day of the month following six months of service.

(d) **Vesting** – Participants are always 100% vested in their own contributions and earnings. The Company matching and profit-sharing contributions vest 20% after one year of service and increase 20% a year until the participant is 100% vested at the end of five years.

(e) **Employee Contributions** – Participants may elect to contribute from 1% to a maximum of 40% (in whole percentage points) of their base salary to the Plan. In addition, these contributions may be made with both before-tax and after-tax dollars, and in no event could a participant's annual before-tax contributions exceed $15,500 for 2008. Additional catch-up contributions are permitted for participants who have attained age 50 before the end of a Plan year.

1. **Plan Description (Continued)**

Newly hired participants who do not begin contributing to the Plan as soon as they are eligible will be automatically enrolled in the Plan by the time they receive their

third paycheck. The initial contribution rate for participants who are automatically enrolled is 3% on a before-tax basis, and these contributions are invested in the Vanguard Target Retirement Fund nearest to the participant's projected retirement age of 62. Participants may elect to cancel or change this automatic enrollment before it becomes effective and may also make changes at any time to the contribution rate, before– or after-tax contribution basis, and how contributions are vested.

Participants may split their contributions among any of the eleven investment funds and the eleven additional Vanguard Target Retirement Funds in increments of 1%. The Northern Trust Stock Fund is designated as an employee stock ownership plan. The Former ESOP Fund also constitutes an employee stock ownership plan. Participants may elect to have dividends on the shares of Northern Trust Corporation stock in either or both of these Funds reinvested quarterly in Northern Trust Corporation stock or paid to the participants annually in cash. Participant contributions may be limited in certain instances so as not to exceed certain maximum amounts established by the Code and related IRS regulations.

Participants may direct their own contributions and related Company contributions into any of the Plan's fund options except for the Former ESOP Fund. Participants may change their elections and transfer balances between funds at any time, subject to certain quarter-end restrictions affecting Northern Trust Corporation stock and certain fund trading restrictions.

(f) **Employer Contributions** – The Company makes a matching contribution of up to 4.5% of a participant's eligible pay. The Company contributes $1.00 for each $1.00 the participant contributes on the first 3% of pay plus $0.50 for every $1.00 the participant contributes on the next 3% of pay. Matching contributions are made to participants' accounts each payday. To obtain the full match, a participant must contribute at least 6% of eligible pay during the year.

In addition to the employer matching contribution, the Company makes an annual profit-sharing contribution of 1% of eligible pay to participants who have completed six months of service if they are employees on December 31 (or on disability, an approved leave of absence, or have retired or deceased during the year). This profit-sharing contribution is only made if an earnings goal established by the Company's Board of Directors (the Board) at the beginning of the year is met. If Northern Trust Corporation exceeds this annual earnings goal, the Board's Compensation and Benefits Committee has the discretion to authorize an additional contribution for eligible participants who are not eligible to receive a bonus under

1. **Plan Description (Continued)**

the Northern Partners Incentive Plan. The 1% basic and discretionary profit-sharing contributions are initially invested in the Northern Trust Stock Fund.

Participants may immediately transfer those contributions into other investment funds if they choose. The Plan has been amended to eliminate the discretionary profit sharing contribution for plan years beginning January 1, 2009 and later.

(g) **Benefits, Withdrawals and Forfeitures** – Upon a termination for permanent disability, death, or the attainment of age 65, a participant or beneficiary is entitled to receive the participant's entire balance in the Plan. If a participant terminates for any other reason, the unvested portion of his employer contribution accounts will be forfeited. These forfeitures will be used to reduce the current year's employer contributions. Forfeitures amounted to $614,033, $1,063,160, and $658,169 for the years ended December 31, 2008, 2007, and 2006 respectively.

Participants may also elect to withdraw a portion of their accounts subject to various restrictions as outlined in the Plan. A participant's before-tax account may only be withdrawn for reasons of financial hardship as defined by the Code and related Internal Revenue Service regulations.

(h) **Participant Loans** – Participants may borrow against the vested portion of their Plan accounts, excluding amounts attributable to the Former ESOP Fund. Participants can borrow a minimum of $1,000, with additional increments of $1.00. Loans must be paid back over a maximum of five years (15 years for home loans) and bear a reasonable rate of interest. All loans are subject to various restrictions as outlined in the Plan. However, in no case can a participant's entire loan balance exceed the lesser of 50% of his vested account balance or $50,000. Payments to the Northern Trust Stock Fund may be restricted from time to time due to United States Securities and Exchange Commission limitations.

(i) **Plan Termination** – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants' accounts will become fully vested.

2. **Summary of Significant Accounting Policies**

A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

(a) **Basis of Accounting** – The financial statements of the Plan are presented under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

(b) **Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(c) **Valuation of Investments** – The Plan's investments are stated at fair value. Shares of mutual and collective trust funds are valued at their net asset value (NAV) per share, as reported by the fund manager. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

(d) **Fully Benefit Responsive Investment Contracts** – As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held in the Northern Institutional Collective Stable Asset Fund by the Plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts in the Northern Institutional Collective Stable Asset Fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

2. **Summary of Significant Accounting Policies (Continued)**

(e) **Investment Income Recognition** – Purchases and sales of securities are reflected on a trade-date basis. Income from investments is recorded as earned on an accrual basis. At the time investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss in the financial statements. The unrealized appreciation (depreciation) of investments represents the difference in the market value from the beginning of the plan year (or date the investments were purchased, if later) to the end of the plan year.

(f) **Contributions** – Contributions from the Company are accrued based upon amounts required to be funded under the provisions of the Plan.

(g) **Administrative Expenses** – During 2007 and 2008, certain administrative expenses were paid by the Plan, as authorized by Plan documents and the Committee. The remaining 2007 and 2008 administrative expenses were paid by the Company.

(h) **Payment of Benefits** – Benefits are recorded when paid.

3. **Investments**

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157 "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. No transition-related adjustments were required in connection with the Plan's adoption of SFAS No. 157. Fair value under SFAS No. 157 is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity's own assumptions about how market participants would value an asset or liability based on the best information available. The standard requires an entity measuring fair value to maximize the use of observable inputs and establishes a fair value hierarchy of inputs. Financial instruments are categorized based on the lowest level input that is significant to their valuation. Level 1 inputs are quoted, active market prices for identical assets or liabilities. The Plan's Level 1 investments include mutual and collective trust funds. The share prices of these funds, referred to as

3. **Investments (Continued)**

a fund's NAV, are calculated daily by the fund's manager based on the closing market prices and accruals of securities in the fund's total portfolio (total value of the fund) divided by the number of fund shares currently issued and outstanding. Redemptions in these funds occur at the fund's NAV by contract. Level 2 inputs are observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets. The Plan does not currently have any level 2 investments. Level 3 inputs are unobservable inputs for an asset or liability. The Plan's participant notes receivable are Level 3 investments and are valued at their outstanding balances, which approximate fair value.

The following table presents Plan assets measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy as of December 31, 2008:

Description	Level 1	Level 2	Level 3	Balance as of December 31, 2008
Mutual and collective trust funds	$ 757,883,765	$ -	$ -	$ 757,883,765
Invested cash	4,672,771	-	-	4,672,771
Northern Trust Corporation common stock	467,808,840	-	-	467,808,840
Participant notes receivable		-	19,672,680	19,672,680
Total investments at fair value	$ 1,230,365,376	$ -	$ 19,672,680	$ 1,250,038,056

The following table presents the changes in Level 3 assets for the year ended December 31, 2008:

	Participant notes receivable
Fair Value at January 1, 2008	$ 18,682,473
Total realized gains and unrealized gains (losses) :	-
Included in earnings	-
Included in other comprehensive income	-
Purchases, sales, issuances and settlements	990,207
Fair Value at December 31, 2008	$ 19,672,680

3. **Investments (Continued)**

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) declined and appreciated in value by $(503,805,868) and $219,439,716, respectively, as follows:

	2008	2007
Northern Institutional Bond Portfolio A	$ 420,223	$ (390,490)
Northern Institutional Balanced Portfolio A	-	(255,339)
Northern Institutional Focused Growth Portfolio A	(22,166,524)	8,283,539
Northern Institutional Global Tactical AST Portfolio	-	512,932
Northern Trust Multi-Manager Mid Cap Fund	(8,885,515)	664,269
Northern Institutional International Growth Portfolio	(50,490,917)	11,222,879
Northern Institutional Collective Stable Asset Fund	8,898,158	7,371,657
NTGI-QM Daily Collective S&P 500 Equity Index Fund	(77,377,590)	10,076,758
AIM Mid Cap Core Equity Institutional Fund A	-	1,040,500
Ariel Fund	-	872,095
Brandywine Fund	(22,938,222)	9,044,203
Dodge & Cox Stock Fund	(71,908,092)	(2,043,575)
Morgan Stanley Institutional Small Company Growth Fund	(10,912,852)	2,879,936
RS Partners	(8,131,482)	(1,913,841)
Vanguard Retirement Income Fund	(222,487)	3,642
Vanguard Target Retirement Fund 2005	(274,243)	29,872
Vanguard Target Retirement Fund 2010	(2,431,735)	213,042
Vanguard Target Retirement Fund 2015	(3,764,183)	146,424
Vanguard Target Retirement Fund 2020	(3,211,911)	188,319
Vanguard Target Retirement Fund 2025	(2,979,525)	120,384
Vanguard Target Retirement Fund 2030	(2,147,168)	95,274
Vanguard Target Retirement Fund 2035	(1,451,826)	(2,997)
Vanguard Target Retirement Fund 2040	(1,084,601)	(28,916)
Vanguard Target Retirement Fund 2045	(709,320)	(9,146)
Vanguard Target Retirement Fund 2050	(556,500)	(10,510)
Northern Trust Stock Fund	(221,479,556)	171,328,805
	$ (503,805,868)	$ 219,439,716

3. **Investments (Continued)**

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2008 and 2007:

	2008	2007
Northern Trust Stock Fund	$ 467,808,840	$ 761,651,355
Northern Institutional International Growth Portfolio	65,072,398	120,254,526
NTGI-QM Daily Collective S&P 500 Equity Index Fund	133,753,950	205,007,500
Northern Institutional Collective Stable Asset Fund	237,868,439	178,991,783
Dodge & Cox Stock Fund	87,421,623	162,927,504
Northern Institutional Bond Portfolio-A	87,561,065	-

4. **Related-Party Transactions**

Certain Plan investments are shares of funds managed by the Company or one of its affiliates. The Company or one of its affiliates serves as trustee, custodian or administrator for these funds. The Plan also holds investments in shares of Northern Trust Corporation common stock.

5. **Reconciliation of Financial Statements to Schedule H of Form 5500**

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$1,262,577,823	$1,775,079,368
Adjustment from fair value to contract value for fully benefit-responsive investments contracts	(5,988,540)	1,428,553
Net assets available for benefits per Schedule H of Form 5500	$1,256,589,283	$1,776,507,921

6. **Tax Status**

The Plan obtained its latest determination letter on October 8, 2004, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator does not have any reason to believe that the Plan is not designed or being operated in accordance with the applicable requirements of the Code.

7. **Risks and Uncertainties:**

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Information

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

Form 5500, Schedule H, 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

Employer Identification Number: 36-1561860; Plan Number: 002

Description of Investment	Shares	Cost	Fair Value
Northern Collective Short Term Investment Fund*	4,675,026	$ 4,672,771	$ 4,672,771
Northern Trust Stock Fund*	8,972,168	184,308,234	467,808,840
Northern Institutional Focused Growth Portfolio A*	3,376,709	46,223,490	31,538,467
Northern Institutional Bond Portfolio A*	4,442,469	87,747,124	87,561,065
NTGI-QM Daily Collective S&P 500 Equity Index Fund*	52,911	155,395,557	133,753,950
Northern Trust Multi-Manager Mid Cap Fund*	1,932,051	21,031,302	13,002,703
Dodge & Cox Stock Fund	1,175,496	146,334,131	87,421,623
Brandywine Fund	1,289,052	40,229,633	26,025,957
Northern Institutional Collective Stable Asset Fund*	5,538,264	221,024,986	237,868,439
RS Partners	702,051	23,028,208	12,636,920
Morgan Stanley Institutional Small Company Growth Fund	1,892,988	24,036,709	14,443,501
Northern Institutional International Growth Portfolio*	9,309,356	99,935,740	65,072,398
Vanguard Retirement Income Fund	143,901	1,503,753	1,369,943
Vanguard Target Retirement Fund 2005	117,829	1,359,783	1,141,762
Vanguard Target Retirement Fund 2010	424,624	9,394,235	7,477,623
Vanguard Target Retirement Fund 2015	1,140,474	14,206,849	10,891,529
Vanguard Target Retirement Fund 2020	511,455	10,959,236	8,474,810
Vanguard Target Retirement Fund 2025	711,218	9,164,082	6,592,989
Vanguard Target Retirement Fund 2030	267,390	5,956,809	4,155,236
Vanguard Target Retirement Fund 2035	332,223	4,248,973	3,073,060
Vanguard Target Retirement Fund 2040	150,705	3,251,117	2,280,173
Vanguard Target Retirement Fund 2045	194,603	2,390,638	1,862,346
Vanguard Target Retirement Fund 2050	81,638	1,594,753	1,239,272
Participant Loans* (Interest rates ranging from 5.50% to 8.75%)	-	-	19,672,680
		$ 1,117,998,113	$ 1,250,038,056

*Indicates party-in-interest to the Plan.